                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

  Certification and Notice of Termination of Registration under Section 12(g)
      of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of
                                     1934.

                         Commission File Number: 1-5153

                            MARATHON OIL CORPORATION
             (Exact name of registrant as specified in its charter)

                             5555 SAN FELIPE ROAD
                          HOUSTON, TEXAS 77056-2723
                                (713) 629-6600
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       PREFERRED STOCK PURCHASE RIGHTS*
             (REGISTERED PURSUANT TO FORM 8-A OF USX CORPORATION
                          FILED SEPTEMBER 28, 1999)
           (Title of each class of securities covered by this Form)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)    [x]           Rule 12h-3(b)(1)(ii)    [ ]
          Rule 12g-4(a)(1)(ii)   [ ]           Rule 12h-3(b)(2)(i)     [ ]
          Rule 12g-4(a)(2)(i)    [ ]           Rule 12h-3(b)(2)(ii)    [ ]
          Rule 12g-4(a)(2)(ii)   [ ]           Rule 15d-6              [ ]
          Rule 12h-3(b)(1)(i)    [x]

Approximate number of holders of record as of the certification or notice date:
NONE

         Pursuant to the requirements of the Securities Exchange Act of 1934, Marathon Oil Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  January 31, 2003                      By: /s/ A.G. ADKINS
                                                 ---------------
                                                 A. G. Adkins
                                                 Vice President--Accounting and
                                                 Controller

--------
* The Preferred Stock Purchase Rights expired on January 31, 2003, pursuant to the terms of the Rights Agreement, as amended through January 29, 2003, between Marathon Oil Corporation and National City Bank, as rights agent.